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October 30, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: John Grzeskiewicz, Division of Investment Management

Re:	ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding Post-Effective Amendment No. 174 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the Alerian Energy Infrastructure ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2013. Below, we summarize the comments from the staff of the Commission (the “Staff”) provided by you to Dechert LLP, describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 183 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about October 30, 2013.

General Comments

Comment 1.	Please (i) cite the exemptive order(s) on which the Fund is relying and (ii) make a representation that no new order or amendment to an existing order is needed before the Fund can be offered.

Response 1: The Fund will rely on ALPS Advisers, et al., Investment Company Act Release Nos. 28235 (April 9, 2008) (notice) and 28262 (May 1, 2008) . We hereby confirm that no new order or amendment to existing order will be necessary for the Fund to offer its shares.

Comment 2.

Please confirm whether the Alerian entity referred to in this registration statement is affiliated with an entity that serves as investment adviser to one or more funds offered by Northern Lights Funds Trust.

Response 2: No Alerian affiliate currently serves as investment adviser to any registered investment company.

Prospectus Comments

Comment 3.

On page two under “Principal Investment Strategies”, please clarify that, with respect to the Alerian Energy Infrastructure Index’s (the “Index”) limitation that no more than 25% of the Index may consist of master limited partnerships (“MLPs”) and other issuers treated as publicly traded

October 30, 2013

partnerships for U.S. federal income tax purposes, that such MLPs must themselves be treated as publicly traded partnerships to be included in the Index. Please also consider whether there is a risk that the Internal Revenue Service will not treat these MLPs as partnerships, and if so, whether the Fund should disclose this as an additional tax risk.

Response 3: We have revised the disclosure to clarify that the MLPs must themselves be treated as publicly traded partnerships to be included in the Index. We do not believe additional disclosure is necessary regarding the possibility of the MLPs not being treated as publicly traded partnerships for tax purposes.

Comment 4.	On page two under “Principal Investment Strategies”, please explain why the fourth paragraph is bracketed. Please remove either the brackets or the paragraph itself in the final filing.

Response 4: The paragraph was bracketed because as of the time of the filing, it was unclear whether that disclosure was appropriate for the “Principal Investment Strategies” section due to the Fund only investing 25% of its assets in MLPs. The matter has been clarified and the disclosure has been revised accordingly.

Comment 5.

Under “Principal Investment Risks”, please add disclosure discussing the risk of ecological disaster (i.e., pipeline breaks, refinery fires) and the possible regulatory action and litigation that may result from such an event.

Response 5: The requested disclosure has been added.

Comment 6.	On page six under “Principal Investment Risks”, please explain why the “Returns of Capital Distributions From the Fund Reduce the Tax Basis of Fund Shares” risk factor is bracketed.

Response 6: The disclosure was bracketed for reasons similar to those outlined in Response 4 above. Similarly, the disclosure has been revised accordingly.

Comment 7.	On page eight under “Tax-Advantaged Product Structure”, please clarify that this advantage is true of all exchange-traded funds, and not just the Fund.

Response 7: The disclosure has been revised accordingly.

Comment 8.	Regarding page nine under “Index Description”, please clarify whether a trucking company could be considered to be an “energy infrastructure and power company” for purposes of the Index.

Response 8: We confirm that a trucking company would only be eligible for the Index if it earns the majority of its cash flow from the retail distribution of electricity and gas and separately reports earnings from midstream energy businesses on its financial statements.

Comment 9.	On page ten under “Index Construction”, please clarify whether the Alerian MLP Infrastructure Index is different from the Index.

Response 9: The disclosure has been revised to clarify that the two are indeed separate indices.

October 30, 2013

Comment 10.	On pages twelve and thirteen under “Principal Risks of Investing in the Fund”, please note that the “Cash Flow Risk” is bracketed.

Response 10: The disclosure was bracketed, and has been revised, for reasons similar to those set forth in Response 4 above.

Comment 11.

On page thirteen under “Principal Risks of Investing in the Fund”, please disclose in the “MLP Tax Risks” risk factor that a return of capital reduces a shareholder’s cost basis in Fund shares, which may result in a shareholder recognizing capital gains upon future sales of Fund shares.

Response 11: The disclosure has been revised accordingly.

Comment 12.

With respect to the Index, please discuss (i) the purpose for which the Index was created , (ii) when the Index was created, (iii) if information regarding the Index is available on a website or other public source, (iv) if information regarding the Index is available in other media and (v) where investors can find out which issuers are included in the Index from a source other than the Fund. This information may be disclosed in the prospectus or the SAI.

Response 12: The disclosure has been revised to clarify that: (i) the Index was created to provide a benchmark of energy infrastructure companies which include, but are not limited to, MLPs and MLP affiliates; (ii) the Index was created in April 2013; (iii) information about the Index (including, for purposes of item (v) above, a list of the Index’s constituents) is available at Alerian’s website and (iv) the Index is disseminated publicly through sources such as Reuters and Bloomberg.

Statement of Additional Information Comments

Comment 13.

Please ensure that if any investment practices that are discussed in the SAI could be considered material or might affect an investor’s decision to invest in the Fund, then such practices are also included in the prospectus.

Response 13: We acknowledge the comment.

* * * * * * * *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 30, 2013

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz

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